

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 23, 2010

Mail Stop 4631

<u>Via U.S. mail</u>

Jianzhong Zuo
Chairman, Chief Executive Officer, President
LianDi Clean Technology Inc. c/o Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154

Re: **LianDi Clean Technology Inc.**
Registration Statement on Form S-1
Filed on: March 29, 2010
File No.: 333-165755

Remediation Services, Inc.
Annual Report on Form 10-K for Fiscal Year Ended December 31, 2009
Filed on: February 24, 2010
File No.: 000-52235

Dear Mr. Zuo:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears that your primary standard industrial classification code number is no longer 3822. Please revise accordingly. In addition, please update the filing to

reflect your recent name change.

2. To the extent applicable, please provide updated financial statements and disclosures as required by Regulation S-X.

3. Please disclose your year-end subsequent to the reverse merger.

4. We encourage you to file all exhibits, including counsel's legal opinion, as soon as possible. We must review these documents before the registration statement is declared effective and we may have additional comments.

Prospectus Cover Page, page 5

5. You disclose on the cover page that you have agreed to pay "certain" expenses in connection with the registration statement. In the last paragraph on page 79, however, you disclose that you are required to pay "all fees and expenses incident to the registration" of the shares. Please revise your disclosure to resolve this apparent inconsistency.

Summary, page 1

Our Company, page 1

6. Please disclose here that prior to the share exchange you were a shell company.

7. In the first paragraph, please revise your disclosure to emphasize that you are a holding company. In addition, based on the subsidiaries' relatively short operating histories, please provide a brief timeline of your operating history.

Note Regarding Forward-Looking Statements, page 4

8. We note your reference to the safe harbor for forward-looking statements provided for by the Private Securities Litigation Reform Act of 1995. We also note your risk factor disclosure on page 17 to the effect that your stock is a penny stock. As the safe harbor is not available to penny stocks, please revise your disclosure accordingly.

The Offering, page 5

9. With respect to the use of proceeds, please indicate that you may receive aggregate warrant exercise price proceeds of up to $24,948,986.75.

Risk Factors, page 6

10. Please remove the third sentence in the introductory paragraph. All known material risks should be described. If risks are not deemed material, you should not reference them.

11. We note that you have described a number of risks in a manner that is too broad and generic. For example:
    o In "Key employees are essential to growing our business" risk factor on page 6, you do not describe why the loss of any of the identified employees would harm your business;
    o In "Our failure to protect our intellectual property…" risk factor on page 5 you discuss brand, trade name copyrights and other IP in very general terms not relatable to your business. To the extent that you are rebranding the products you distribute for your customers and selling them under your trade name, please disclose and make similar disclosures throughout your prospectus. In addition, it is not clear from your disclosures what portion of your revenues is derived from the software optimization business rendering difficult for an investor to assess the magnitude of the risks imposed by failure to protect your IP;
    o A number of risk factors appear redundant hindering an investor's ability to focus on the actual risks. For example, we note "If we are unable to establish appropriate internal financial reporting controls and procedures…" risk factor on page 8 and "If we fail to maintain an effective system of internal control over financial reporting…" risk factor on page 16.
    Please revise your risk factor disclosure accordingly. See Item 503(c) of Regulation S-K.

We do not have a majority of independent directors…, page 7

12. Please revise your disclosure to indicate, if true, that you have no independent directors. Please make a similar disclosure in your "Board Composition" section on page 51, all in accordance with Item 407(a) of Regulation S-K.

13. Please expand your disclosure to discuss the effects that Mr. Zuo's large beneficial ownership alone (over 59%) may have on the company and its shareholders.

Because we became a public company by means of a reverse merger, it may not be able to attract the attention of major brokerage firms, page 16

14. Please identify the "[a]dditional risks" that may exist because of your reverse

merger with a public shell.

MD&A
Results of Operations, page 25

15. It appears to us that your current disclosures do not adequately explain the reasons for significant changes in your results of operations and liquidity during the periods presented. Please revise your disclosure to:

    o Explain how and why you were able to increase revenues so significantly during the periods presented. In this regard, it may be necessary to explain and quantify how you increased the size and scope of the projects you performed for your customers by addressing the impact of and the status of specific projects.

    o Disclose and discuss your backlog as of each balance sheet date.

    o Enhance your discussions of Cost of Sales and Gross Margin to further explain how they were impacted by increased revenues and other factors.

    o Disclose and discuss the expected impact of deferred costs and deferred revenues on future gross margins as of each balance sheet date.

    o Quantify each factor that impacted operating expenses during each period presented.

    o Disclose and discuss reasons for changes in days outstanding related to customer accounts and notes receivable during each period presented.

16. We note you recorded a VAT refund as other income. Please revise your disclosures to explain how such refunds are determined and to explain the basis for your classification. Also, please address whether you will continue to be eligible for refunds in future periods and the potential impact on your operations, if material.

Liquidity and Capital Resources, page 30

17. Please disclose and discuss how you intend to use the proceeds you received from the private placement, including if you intend to repay the shareholder loans.

18. We note your disclosure on page 29 indicating that you expect your research and development expense to increase in the coming periods. We also note your disclosure on page 37 indicating that you are in discussions to invest in a manufacturing facility in China. Please quantify these expected costs to the extent they may be material to your liquidity and capital resources and discuss how you expect to fund the costs.

19. Your disclosure on page F-46 indicates that the limit of your General Facilities was decreased from HK$15 million to HK$10 million. Please discuss this decrease, the reasons for it, and the potential impact on your liquidity. Additionally, please address the potential for further reductions.

20. We note your disclosures on page F-46 indicating that you must maintain a specified tangible net worth under your credit facility agreement. Please disclose whether you complied with this covenant during the periods presented. Additionally, if it is reasonably likely that you will not comply with any material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. Also, please discuss the risks of non-compliance as well as any other significant restrictions. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Net Cash Provided by (used in) financing activities, page 32

21. With respect to the shareholder outstanding debt, please tell us whether the loans were issued pursuant to a written agreement and to the extent applicable, please describe the material terms of the debt arrangement and file such agreements as exhibits to the registration statement. Please make similar disclosures about the shareholder outstanding debt in the "Certain Relationships and Related Transactions" section on page 56, in accordance with Item 404(a) of Regulation S-K.

Description of The Business, page 33

Company Background, page 33

22. Please revise your disclosure to minimize the subjective language used to describe your business or the status of your business initiatives. The use of such language impairs the ability of investors to objectively evaluate the disclosure regarding your performance and the stage of your business development. For example, please minimize the use of phrases such as:
    o You are a "pioneer" in modernizing China's delayed coking industry;
    o That you have enhanced your reputation as an established "innovator" in the industry (see first paragraph on page 28);
    o You have "exerted tremendous efforts in analyzing the domestic market and have become "a leading distributor in China" (see second paragraph on page 27); and
    o You provide "invaluable" locally customized technical services (see first paragraph of "Distribution & Technical Services" discussion on page 38).
    To the extent possible, please provide the basis for your statements and beliefs in an effort to substantiate them.

23. In plain English, briefly explain the delayed coking industry and how you are modernizing it. Please ensure to provide background disclosure about the new technologies you refer to in your discussion, such as the "enclosed unheading units", as well as discuss the "clean" aspects of these technologies.

Industry and Market Overview, page 35

24. We note that the disclosures throughout your Business discussion, including "Our Company" discussion in the prospectus summary, incorporate statistical information, estimates and other industry data; however, you do not disclose the basis for some of the assertions made in your disclosure and it is unclear whether the cited information is publicly available or whether it was funded or paid by you. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true, or disclose the source. Broad references to "other sources" or "industry sources" are inadequate and you should disclose the origin of your factual data.

Enclosed Unheading Units, page 37

25. Please discuss the alternatives to the delayed coking process and what the industry has accepted as the basic/standard process of refining crude oil.

Client Relationship Advantages, page 39

26. You disclose that you have agreements with the three largest industry leaders. We also note Exhibits 10.5 through 10.11 to the registration statement; however, it is not readily apparent which exhibits represent these three agreements. In addition, a number of these agreements do not appear in final form, have illegible text (see Exhibit 10.10), or appear to have expired (see Exhibit 10.9)

   o In an appropriate section of the filing, please include narrative disclosure of the material terms of these agreements.
   o Please file complete final copies of the agreements with your next amendment.
   o To the extent applicable, please comply with this comment with respect to "Our Suppliers" discussion on page 41 as it relates to the agreements with your suppliers.

Research and Development, page 39

27. Please disclose the "leading industrial research and development institutions" you have partnered with, as well as explain the types of standards you are trying to

develop with your partners. Clearly outline the role you play with respect to these R&D initiatives.

Corporate Structure, page 40

28. We note your disclosure on page F-57 of the Pro Forma Combined Financial Statements that you are a holding company "which through certain contractual arrangements with operating companies in the People's Republic of China" provides downstream flow equipment and engineering services, and as a result of the share exchange you own 100% of the share capital of China LianDi's subsidiaries and "Variable Interest Entities" indirectly. Please revise your "Corporate Structure" disclosure to explain how you own 100% of the PRC operating entity. In doing so, please address the aforementioned contractual arrangements as well as how you achieved 100% ownership of your foreign subsidiaries and the nature of such ownership.

Significant Customers, page 41

29. Please include appropriate risk factor disclosure regarding your substantial reliance on your two largest customers.

Audit Committee and Financial Expert, page 51

30. Please note that the term "audit committee financial expert" is defined pursuant to Item 407(d)(5)(ii) of Regulation S-K, and not Item 401(h).

Employment Agreements, page 52

31. We note that you have filed a "Form of Employment Agreement" as Exhibit 10.4. Since you disclose that you have entered into these agreements with each of Messrs. Zuo and Zhao, please file the final version of each employment agreement as an exhibit with your next amendment.

Certain Relationships and Related Transactions, page 56

TriPoint Capital Advisors, LLC, page 56

32. Please disclose that TriPoint Global was your placement agent in the private placement.

Selling Stockholders, page 58

33. Please provide a materially complete description of the circumstances under which the selling security holders who were not participants in the February 2010

private placement received their securities.

Plan of Distribution, page 77

34. Please identify Syndicated Capital, Inc., Brill Securities, Meyer Associates LP and SHP Securities as underwriters, as you have identified them elsewhere as broker-dealers.

Historical Financial Statement

General

35. Please be advised that, depending on the date your registration statement is declared effective, you may be required to include the historical financial statements of Remediation Services. If your registration statement is declared effective:

    o prior to a date that the reverse acquisition is reflected in the historical financial statements, you will be required to include historical financial statements of Remediation Services for the periods required by Article 8 of Regulation S-X since it would be the "registrant"; or

    o subsequent to a date that the reverse acquisition is reflected in the historical financial statements, you will be required to include historical financial statements of Remediation Services if it is "significant" based on the provisions of Rule 3-05 of Regulation S-X.

Consolidated Statements of Income and Comprehensive Income, page F-3

36. Please revise your financial statements to separately state revenues and costs of sales from products and services. Refer to Rules 5-03.1 and 2 of Regulation S-X. This comment is also applicable to your interim financial statements.

37. If you provide updated historical financial statements that reflect the reverse acquisition, please present historical earnings per share disclosures as required by ASC Topic 260-10-50. Otherwise, please present pro forma earnings per share disclosures that retro-actively reflect the reverse acquisition here and in your interim financial statements.

Note 1 – Description of Business and Organization, Corporate Organization, page F-7

38. Please disclose the nature and amount of consideration that Mr. Zuo exchanged to acquire the 40% minority interest on October 10, 2007. Please also disclose the nature and amount of consideration that SJ Asia Pacific Limited exchanged to acquire a 51% interest in China LianDi from Mr.Zuo on March 6, 2008.

Note 2 – Summaries of Significant Accounting Policies, Revenue Recognition, page F-9

39. Please revise your disclosures regarding multiple-deliverable arrangements to include a discussion of performance, cancellation, termination and refund-type provisions in these arrangements here, in your interim financial statements, and in MD&A. Refer to ASC Topic 605-25-50. Please better explain to us how you determined your unit of accounting, particularly in light of the separate sales. Also, if applicable, please separately disclose retainages included in accounts receivable as of each balance sheet date in note 4 and in your interim financial statements. Refer to Rule 5-02 of Regulation S-X.

40. Please revise your disclosures regarding product only sales to clarify when title passes to customers here, in your interim financial statements, and in MD&A.

Note 2 – Summaries of Significant Accounting Policies, Shipping and Handling Cost, page F-10

41. Please disclose the financial statement line item that includes shipping and handling costs as required by ASC Topic 605-45-50-2 here and in your interim financial statements.

Note 3 – Restricted Cash, page F-17

42. Based on your disclosures related to restricted cash, please clarify and explain why you believe reflecting changes in restricted cash under investing cash flows is appropriate. This comment is also applicable to your interim financial statements.

Note 6 – Prepaid Expenses and Other Current Assets, page F-18

43. Please clearly explain what 'Other Receivables from Unrelated Entities' represent. Please disclose who the receivables are due from, how and why they arose, and their significant terms, including interest rates and maturity dates here and in your interim financial statements

44. Please disclose the specific nature of the prepayments to suppliers, including the time-period when they are expected to be utilized here and in your interim financial statements.

Note 9 – Intangible Assets, page F-19

45. Please clarify the party from whom you acquired the software copyright, including any prior affiliation, and disclose its significant terms here and in your interim financial statements.

Note17 – Segment Data, page F-25

46. Please provide us a comprehensive explanation of how you determined your operating segments and reportable segment. If you aggregate operating segments into one reportable segment, please clarify that fact and provide us a comprehensive analysis that demonstrates that aggregation is appropriate. Refer to ASC Topic 280.

Note18 – Subsequent Events, page F-26

47. We note your disclosures related to the private placement with certain accredited investors for the issuance and sale of units, including common stock, series A convertible preferred stock, and warrants. Please provide us a comprehensive explanation of how you intend to account for the series A convertible preferred stock and the warrants, including your analysis of the appropriate classification of each based on the provisions of ASC Topics 480 and 815.

48. We note your disclosures related to the registration rights agreement and the securities escrow agreement. Please provide us a comprehensive explanation of how you intend to account for each agreement, including the authoritative accounting literature you are relying on.

Note 5 – Notes Receivable, page F-44

49. We note your disclosures related to notes receivable. Please clarify and explain what customer(s) the notes are due from and the reasons why notes receivable were obtained. To the extent that the notes are due to any concerns or risks regarding customer collectability, please address that fact and any additional potential uncertainties related to that customer or any other customers in MD&A.

Pro Forma Combined Financial Statements, page F-54
Pro Forma Consolidated Income Statement, page F-56

50. It appears to us that you should also include a pro forma income statement for the year ended March 31, 2009; however, we note that if you provide updated financial statements you will only need to include a pro forma income statement for the year ended March 31, 2010, assuming you continue to report with a March 31 fiscal year end. Please revise or update as appropriate.

Unaudited Notes to Pro Forma Combined Financial Statements, page F-57

51. Since pro forma statements of income and any related earnings per share disclosures are required to present transactions as if they occurred at the

beginning of the earliest period presented, it is not clear to us how you determined basic and diluted pro forma earnings per share in light of the issuance of the series A convertible preferred stock. Please clarify or revise.

52. We note your disclosure that as a result of the share exchange transactions you became the record and beneficial owner of 100% of the share capital of China LianDi and therefore own 100% of the share capital of its subsidiaries and Variable Interest Entities. Please revise your disclosures to clearly indicate what those variable interest entities are, how you determined they are variable interest entities, what your accounting policies are for such entities, and why they are not disclosed in the historical financial statements.

53. We note your disclosures that the unaudited combined income statement gives effect to the reverse acquisition of China LianDi by Remediation Services assuming that the reverse acquisition took place on January 1, 2010. Please be advised, that to the extent you change the periods presented as noted above, pro forma income statements are required to give effect to transactions as if they occurred as of the beginning of the earliest period presented. Please revise.

Part II, page II-1

Recent Sales of Unregistered Securities, page II-2

54. We note disclosure that you entered into a placement agent agreement with TriPoint Global. Please tell us what consideration you have given to filing this agreement as an exhibit.

Undertakings, page II-4

55. Please remove the undertakings set forth in Item 512(a)(6) of Regulation S-K, as well as the undertakings related to reliance on Rule 430B, as inapplicable.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2009

General

56. To the extent applicable, please address the above comments in your future filings.

Signatures, page 16

57. Please ensure that your future annual reports are signed also by the chief accounting officer or controller of the company.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Dieter King, Senior Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mitchell S. Nussbaum, Esq. (Via Facsimile @ (212) 504-3013)
David J. Levine, Esq. (Via Facsimile @ (212) 898-1184)
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154